Filed by Georgia Gulf Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Georgia Gulf Corporation

Commission File No. 001-09753

The following is a transcript of the portion of the Dahlman Rose & Co. 3rd Annual Global Metals, Mining and Materials Conference in which Georgia Gulf participated on November 14, 2012

Charlie Neivert:

Thanks very much. We’re going to get started on our next presentation. Our next company presenting is Georgia Gulf. Georgia Gulf is one of the leading PVC building products companies in North America, with production operations distributed throughout most of the North American continent.

The company represents a significant integrated operation, where basic chemicals like chlorine and ethylene are combined and taken through a few steps to produce PVC, a basic plastic, and then on to compounded products, and ultimately building products, including things you see every day like PVC pipe, windows, doors, decking, siding and fencing. PVC is a very versatile product and you can actually see it in a lot of other products such as medical devices, and I always consider it one of the more valuable plastics in the world, considering that most of your credit cards are made up of PVC as well.

Presenting for Georgia Gulf is Paul Carrico, Georgia Gulf’s President and CEO since 2008. Prior to Georgia Gulf, Paul held various positions in the industry, including at Condea Vista, which is formerly Conoco Chemicals.

Paul, let’s take it on.

Paul Carrico:

Thanks, Charlie.  I appreciate the introduction.  I’m joined here today by Greg Thompson, our CFO, and Martin Jarosick, our Director of Investor Relations.  We certainly welcome you to the Georgia Gulf segment of the presentations today, and it’s a pleasure to be here and glad you could join us.

Just to start things off, the normal comments about the statements we’ll be making today. If you look at Slides 2 and 3, they do contain comments related to the forward looking statements we’ll be making, as well as some additional information.  These slides coming up will contain this type of information and it will also include comments related specifically to Georgia Gulf’s view of current and future events, and comments about the transaction with PPG that’s on the horizon at this point.

The statements involve risk and uncertainties and these may cause actual results to differ, and Georgia Gulf is not under an obligation to provide subsequent updates to these forward looking statements.

So, with those comments out of the way, if you’d turn on to Slide 3. This slide really provides an overview of our plan to merge with PPG chemicals, the commodity chemicals business.  A key attribute of the transaction is that it’s being done under the Reverse Morris Trust option, related to closing the transaction.  We have a situation where PPG will separate their commodity chemicals business from the rest of their businesses and spin it out and ultimately PPG’s shareholders will acquire 50.5% of the new entity, with our existing shareholders owning the rest. The vast majority of those folks involved in their current organization will come along with the deal.  The one exclusion there is Michael McGarry who’s heading up a division will stay as I believe his title is Executive Vice President.  In the new organization he will become one of the three board members that PPG designates to our board.

The transaction, at this point, is expected to close early 2013.  It is subject to a Georgia Gulf shareholder vote and, importantly, we have to have the appropriate IRS tax rulings and SEC comments completed to get to those other customary closing conditions.

Moving on to the next slide.  What’s the reason for doing this?  From our point of view, a lot of strategic good points about this.  First of all, it does create significant shareholder value and that’s one of our priorities in this whole process. We think it’s one of those transactions where it creates value for both parties. They get to move towards — a little bit more towards the coatings side of the equation and we get to expand our options with some of our existing products, as well as to venture out into some, I’ll call it adjacent areas, in the chlor-alkali business.

We certainly have been focused on getting to a more integrated position, chlor-alkali wise, for a couple of years now. This is a great way for us to do that to satisfy our current needs as well as future needs. And puts us in a position for growth to the extent we so chose to do that going forward. It creates a significant industry player with many cost synergies that we’ve outlined in some of our previous presentations.  Something to the tune of $115 million we see, as we bring the two together.

And, most importantly for me, it really brings an opportunity to consider things in a different light, with a different perspective going forward. Much more opportunity than we had in the past, when we were limited in the types of moves we could make with our investments. We’ll have about a $5 billion sales revenue, and puts in a position of being near the Fortune 500 type size as we go forward.

The synergies that I was mentioning earlier really couldn’t have been achieved, in our minds, by the two companies separately.  Their company was more focused on chlor-alkali, ours was more focused on vinyls.  But when you put the two together, you can make combined decisions that offer opportunities we wouldn’t have had before.

Very importantly it is a strong capital structure right out of the chute. We’ve got some previously illustrated points about debt to EBIDTA and such. We, more or less, stay in the same zone that we’re in now, even after the transaction, which really tends to push over into a measurably higher cash flow than what we’ve been experiencing over the last couple of years.  Even though we’ve been proud of what we’ve done over the last two or three years in that area.

The cash flows should just further add to what we can accomplish for shareholder value going forward, and we look forward to having those opportunities and those decisions to make as we get into the future.

So, what’s the benefit for the transaction for Georgia Gulf shareholders?  Clearly some of the things I’ve just alluded to.  It puts us into a different size.  It puts us into a position of having choices, and really helps to diversify our portfolio.  Whereas we’ve been diversified on the vinyl side in the past, now we can diversify on the chlor-alkali side also, so participating in things like derivatives and merchant chlorine markets.

It further extends our good position on the natural gas costs in North America that we’ve had with our existing chlor-alkali operations, into a much larger operation that PPG has. And as you know, that’s a serious positive related to the cost of oil in other parts of the world.  It makes us competitive in a lot of different continents going forward.

We see growth and we see further opportunities, even beyond the synergies we’ve talked about in some years down the road as the ethylene market is in a state of major transition over the next three or four years. We should be able to participate in that because of the size we will be with the new organization, and have a very large demand in the scale of things in the market place.  So, that should further help our future opportunities on the cost side.

Looking at the maps or the diagrams here that show the various components of what we do and they do.  The ECUs are over on the left, the VCM segments in the middle, and the PVC is on the right.  And, the interesting thing, when you look at this chart, to the extent that you can see the color, is that the fit between the companies was quite good. As I mentioned earlier, they had a stronger play on the chlor-alkali side. We had a stronger play on the VCM and PVC. You put it together and you get a stronger play across the whole chain, which is the key to this transaction. It really leverages not only the immediate opportunities, but the future opportunities in that area.

So very complementary.  We become the third largest chlor-alkali producer in North America, and really one of the top four, if you look at each segment across the chain there, which puts Georgia Gulf and the PPG chemicals business in a different state of opportunity going forward, than where we’ve been separately.

If you’re familiar with what we do in the way of caustic and chlorine — you know these market segments — the left-hand side showing caustic and the right hand side showing the chlorine demand. The key on the right-hand side for chlorine is that the majority, the biggest pie segment there goes to vinyls and that’s where we play in.

If you look on the left-hand side, the caustic, you can see it’s a more diverse set of applications and goes into all sorts of things and ebbs and flows with the economy. But basically the PPG assets are much more focused on this side of the equation, whereas we’re much more focused on the vinyl side. So again, further diversification of our total portfolio.  Still, vinyl is extremely important, but we intend to maintain our positions in these other areas also, as we go forward.

PVC importantly, particularly in vinyl, is probably 70 percent plus oriented to home building, construction, remodeling and such. So, as you know, the general forecasts in that area are for an uptick over the next several years, and we look forward to participating in that, on the domestic side.

On the international side, because of the cost advantage, we look forward to being a supplier of choice in many different areas of the world, mostly are centered around the fact that natural gas, and ultimately ethylene, will contribute to a better cost position than most people have, as an opportunity in other areas these days.

So, that allows us to think about reasonable operating rates throughout our chain, regardless of the variability of the domestic demand, or at least much more mitigated when compared to the past, where we were much more focused on the absolute pluses and minuses and ups and downs of domestic demand.

Moving on to what we call NewCo here, and the diverse product portfolio.  The right- hand side is really what we’ve created over the last three or four years.  Substantial change — we used to be mostly domestic merchant, something on the order of 90, 85 percent, 90 percent type of domestic play.  And what you see now is because of the opportunity to get into the exports, we have a significant piece of the pie there.  We have a compounds business which is a very interesting business in the sense that it deals with many different customers and many different specialty applications. And then building products, which is the typical things you might think of vinyl to include siding, windows, decking, moldings, all those kind of things.

These channels on the vinyl side will naturally have an uplift as the home market returns on the new building side.  And then, on the left-hand side, because we were not a chlorine merchant marketer in the past, we were 50 percent short of what our requirements were, you see where the new organization plays out between the vinyl chain.  Derivatives they have such as pool chemical types of products, those kinds of things.  And then the merchant market being about 40 percent of the chlorine side.  And as I said, this allows us ample opportunity to consider growth in all of these different areas as we go forward, which is not something we could have thought about in past years.

Moving on to the synergies, really into about three different buckets — three major buckets. A total of $115 million, which I mentioned earlier, and we’ve outlined the cost of about $55 million to get to those numbers.  Importantly, we say that nearly $30 million of the synergies can be achieved almost up front.  And by the end of the first year $60 million should be achievable to be additive to the two companies normal EBITDA generation.

The big buckets are the ones outlined on the left:  procurement and logistics, operating rate, and G & A reductions.  All of these things have been vetted a number of times over the last couple of months as we look to move forward with this transaction.  And we have specific areas we intend to get started on as soon as the transaction is closed, and we intend to pursue those vigorously as we go through the first year or two.  We fully expect to still — expect to achieve those and they’re not that complicated in most cases, they just take a little bit of time to get implemented.

Talking about operating rates as one of those synergies, this chart sort of illustrates why operating rates can be a synergy.  And you can see that geographically our plant in Lake Charles, is just across the road from the PPG site, the largest complex in Lake Charles. Basically, we can move chlorine and other things back and forth pretty simply, with this transaction.  We don’t have to build a lot of things to make this happen.

Additionally, there’s a lot of flexibility associated with the interaction between our Plaquemine site and this Lake Charles site, moving products, shipments, and all these kind of things back and forth.  So, there’s been a long standing relationship between the two companies.  We know each other.  We know the capabilities on each side and that will help us play off these synergies pretty quickly as we get into the transaction. Importantly, they have deep water access in their site as well as we do in Plaquemine, but theirs measurably adds to our deep water access capability.  So, again, a good further enhancement of the ability to take advantage of export markets down the road.

Looking at the map of the facility locations and the assets that we have, the majority of the chemical assets are clearly closer to the Gulf Coast, as you would expect, with the majority of the building products assets spread across the eastern half of the U.S., with some out there on the West Coast.  We like our situation at this point.  We’ve had significant rationalization, particularly of building products.  We also rationalized our chemicals.  We shut down a couple of PVC plants.  So, we’ve done a lot of work over the last several years, getting into position to take advantage of this, what’s seeming to be an uptick going forward in the next two or three years.  We think we have the right size to do that.  You also see on the right-hand side there, a bullet point for the Taiwan JV that they have on chlor-alkali, so we have that facility coming along with the transaction.

In terms of what we’re looking forward to, as we’ve rationalized these facilities to the point where we think they’re ready to accept the growth that’s going to naturally come with home building and the pick up in the economy, and we look forward to loading up these facilities in the future, and taking advantage of those kind of operational changes.

Cost advantage wise, this is key.  You see the separation, on the right-hand side, between history and the current situation on annual PVC cash costs, and these were done by some of the consultants out there.  And, the U.S. has clearly moved to a lower level versus the past. And, that type of differential between the two is a bit unheard of, but certainly very appreciated on our part.

And, on the left-hand side, you see the chlor-alkali difference, as the U.S. takes advantage of the ECU, which is very much geared towards the natural gas cost.  And, again, just because the BTU value of natural gas versus oil, if you’re of a mind of believing that it is sustainable over a number of years, which we are, you have an advantage that’s more or less unprecedented over a lot of years for costs on ECUs and PVC.  We expect to see this advantage, as I mentioned, continue for a number of years, so it provides a real good basis for us to make choices about decisions on investments and to make choices without having to wonder where the whole chain will come from in particular because of the chlorine capacity and the caustic capacity that PPG has now.

Operating rates are always key to PVC business, and importantly, you see that the current forecast is quite a bit up there, when you look at ‘13 and ‘14. In ‘13, one of the forecasters has us at about 90 percent, ‘14 it’s over 90 percent, and I think his forecast is even higher than that for ‘15.  So when you look at those kind of rates, typically in the past that has enhanced PVC margins, and we would see no reason that that wouldn’t be the case going forward, so that over the next few years we can take advantage of that, whether it be domestically or export wise.

And, then the housing recovery. As I mentioned earlier, 70 plus percent of the molecules of PVC goes to housing type products. So, you all know the depths of which we’ve come from and the expectations of where we’re going to get to.  We firmly believe this year that things have moved in the right direction.  It’s the first time I could say that solidly for the last several years.  But the rate and the slope of that uptick is the question at this point. However, generally speaking, we’re feeling pretty good about that going forward.

Looking at the mid-cycle EBITDA projections that we have, you see that EBITDA is in the range of about $850 million on the mid-cycle side.  That takes the combination of the tick up on chlorovinyls, building products and aromatics.  Aromatics, we start — starting at the bottom, we certainly saw an uptick from last year, as the structure of the industry changed and the supply demand balance improved versus what was a fairly poor situation for the ten prior years or so.

Building products, kind of the same type of scenario.  We’ve been down for, what, four or five years now?  Housing was the major contributor.  We had vinyl going down on a domestic demand for all of those years, for more or less, and then this year, we see a 6 percent or 7 percent increase.  The general forecasts are for that 6 or 7 percent increase to continue into the ‘13 and ‘14, which, more or less ,would just take away some of the export shipments and move that back to domestic, but, as I mentioned earlier, should help the operating rates and the margins.

Chlorovinyls, basic assumption here is that oil continues to be disadvantaged to natural gas.  The operating rates are not that bad currently.  I think the last reported industry numbers were about 88 percent.  When you get to 88 percent still in the fall of the year, in a period when a lot of people are looking forward to outages and vacation shutdowns, holidays and such, that’s not too bad.  You would fully expect, based on the forecast that folks have out there that 90 percent plus would be achievable, particularly in the second and third quarter of next year as housing continues its move up and remodeling still continues to be an important driver.  So, across the three different segments, what we see is that continued support of cost advantage on natural gas, the move up with building products and then aromatics also having some benefit related to the building products industry, all of these segments are poised to be in a little bit better position going forward than where we’ve been over a number of years.

In terms of free cash flow, importantly, we, on a standalone basis, have really achieved some significant milestones over the last 2 or 3 years. We’ve generated free cash flow of $100 million plus. Because of the structure of the Reverse Morris Trust, you would know if you look at the details of that, it puts us at an even greater, stronger position. Much more so on the free cash flow side.  So, when you look at, and these are updated numbers with the most recent quarter, which, if you haven’t seen, we had our quarterly results come out just recently and so they’ve been updated from some of the previous slides, but you see that the LTM type of number there is $458 million.  Much stronger than where we’ve been, facilitated by the fact that part of the transaction is based upon the stock associated with the Reverse Morris Trust and then the associated debt. Very importantly to the management group and to us looking forward to what our choices are, you see that the Georgia Gulf standalone basis has gotten down to a 1.7 times EBITDA, our debt-to-EBITDA ratio, which our target was to 2, if you listen to some of our past stories. And, so we’ve gotten to our target and done even better. Very importantly to us we stay within the same target range with the completion of the transaction. So we’re showing about a 1.9 on the LTM basis.

What this means is it gives us opportunities to do several things; make investments if we so choose, but most importantly enhance shareholder value in some fashion or another, which could include stock buy backs or dividends or other things.  We just have to look at all those things as we get past the transaction completion.  We expect the transaction to be accretive from the day one of the completion there.  Just summarizing, maybe one more time, again, it’s all about shareholder value from our point of view.  We’ve been working on this diligently for the last two or three years.  You’ve seen some of that as we’ve evolved over that period.  And really how we do this is those things that you see itemized there being true to our strategic objectives which were set a couple of years ago and we, more or less, accomplished that, the first set of objectives anyway with the PPG transaction.  We create further integration and further diversity, both in our chemicals and our building products side going forward.  We can take advantage of cost synergies that neither one of us would have achieved separately, so a very important part of the equation.  And, then, as I mentioned just in the previous slide, the cash flow and capital structure is right on target from where we want to be at the very beginning of the transaction.

So, you take all of that, and you look at the point we’re at in cycle on the macros, conditions around natural gas, housing and the overall world economy, really, should be a nice start for us after we complete the deal and move forward. So with that, that concludes my comments.  I’ll be happy to take any questions you might have.

Unidentified Questioner:

[Inaudible question]

Paul Carrico:

We set an objective of achieving the synergies by the end of the two years. So of the $115 million, we said we would achieve about $60 million of that by the end of year one and $115 million by year two.

Unidentified Questioner:

I’m wondering how far into the future can you lock in gas prices?

Paul Carrico:

I’m getting beeped. I’ve got five more minutes. Well the forward curve offers quite a bit of opportunity to do that.  We don’t have a general philosophy at this point of doing that much more than 6 to 8 months out into the future.  I guess the forward curve would not have been to your benefit over the last couple of years, to do that sort of thing.  We still tend to think that the market will be competitive on natural gas, and it will find its way to a home in the world economy. So, unless we perceive that oil is going to decrease dramatically, I think we’d stay in a modest position on hedging going forward.

Unidentified Questioner:

Georgia Gulf in the past has bought a fair amount of natural gas for its own use in co-generation.  So, with the combination of PPG, how much more gas do you guys look like you’ll be buying.  It was like 30 million units of gas annually.

Greg Thompson:

It’s actually about 25 million currently, and in the NewCo it will be around 75 million MMBTUs per year.

Paul Carrico:

So, more or less three times.  Any other questions? Okay.